

March 16, 2011

John C. Wobensmith- President, Secretary, Treasurer and Chief Financial Officer
Baltic Trading Limited
299 Park Avenue, 20th Floor
New York, New York 10171

     Re: Baltic Trading Limited
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed March 10, 2011
              File No. 001-34648

Dear Mr. Wobensmith:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Liquidity and Capital Resources, page 48

1.   Please add a discussion of the collateral maintenance requirement under your 2010 Credit Facility. Also, since the table on page 54 indicates that all of the vessels financed, and pledged as collateral, under your 2010 Credit Facility have vessel valuations for covenant compliance purposes that are lower than their carrying values at December 31, 2010, we believe you should disclose the related collateral maintenance requirement, as well as your actual percentage of collateral value to borrowings.

Critical Accounting Policies, page 52

Vessels and Depreciation, page 53

2.   In the third paragraph of this section, you disclose a range with respect to the amount, on an individual vessel basis, by which the carrying value of your vessels exceeded the valuation of such vessels for covenant compliance purposes.   Please supplement this disclosure by stating the average amount by which the carrying value of your vessels exceeded the valuation of such vessels for covenant compliance purposes.

Impairment of long-lived assets, page 54

3.   In the fifth paragraph of this section, you state that assumptions used to develop estimates of future undiscounted cash flows are based on historical trends. Please expand this disclosure to discuss the time periods involved in your use of historical trends, and how current charter rates compare to the rates you used in your analysis.

Item 8. Financial Statements and Supplementary Data, page F-1

Consolidated Statements of Operations, page F-4

4.   Please revise future filings to separately present related party amounts on the face of your financial statements in accordance with Rule 4-08(k) of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at 202-551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief